Exhibit 99.1

LOTUS TECH

group-lotus.com

Lotus Technology Reports Unaudited Third Quarter and First Nine Months 2024 Financial Results

•	Over 7,600 vehicles delivered in the first nine months of 2024, a year-on-year increase of 136%
•	Total revenue reached $653 million, more than doubled year-on-year
•	Revenue of intelligent driving business from customers other than Lotus surged to $11 million with a year-on-year growth of 450%
•	Launched Hyper Hybrid EV technology that provides high-performance with a combined range of over 1,100 kilometers

New York – Nov 21, 2024 – Lotus Technology Inc. (“Lotus Tech” or the “Company”), a leading global intelligent and luxury mobility provider, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2024.

Operating Highlights for the First Nine Months of 2024

In the first nine months of 2024, the Company achieved total deliveries1 of 7,617 units, representing a 136% year-on-year (YoY) increase. Global allocation was relatively diversified with each region contributing 18-35% of the total deliveries in the first nine months of 2024, powered by over 200 stores in prime locations worldwide. Europe market continued to expand with a year-on-year increase of 372% in deliveries in the first nine months of 2024. Rest of the World region achieved a year-on-year growth of 110% as the Company continued to make steady progress in its expansion into new markets.

In the third quarter of 2024, the deliveries of Emira commenced in South Africa and India, and of Eletre in Japan, South Korea and the Philippines. Eletre Carbon, a high-performance variant tailored for the North America market, was revealed and is expected to commence deliveries in the first half of 2025. Deliveries of bespoke and collection versions of both Eletre (SUV) and Emeya (GT, Sedan) also commenced in the third quarter.

Lotus continues to drive technological innovation to meet market demand. Following the launch of the Theory 1 model which embodies the brand’s future design philosophy, the Company recently revealed Hyper Hybrid EV technology. Beyond upholding Lotus’ legacy of high-performance, the 900V Hyper Hybrid EV technology features industry leading Dual Hyper Charging technology and a combined range of over 1,100 kilometers to provide premium driving experience for the drivers.

Deliveries1 by Model Type

	Jan-Sep, 2024	Jan-Sep, 2023	%Change (YoY)
Lifestyle SUV and Sedan	3,983	1,762	126%
Sportscars	3,634	1,459	149%
Total	7,617	3,221	136%

Deliveries1 by Region

	Jan-Sep, 2024	% by region	Jan-Sep, 2023	% by region
Europe	2,683	35%	568	18%
China	1,880	25%	1,993	62%
North America	1,665	22%	-	-
Rest of the World	1,389	18%	660	20%
Total	7,617	100%	3,221	100%

Lotus Robotics, the Company’s intelligent driving arm, has recently entered into an agreement with a top European automaker to deliver intelligent driving solutions for its multiple models in plan. As a result, the total contract value2 for Lotus intelligent driving with customers other than Lotus reached approximately $130 million for Lotus intelligent driving solutions following earlier agreements with multiple auto conglomerates such as Farizon and a top Japanese tier-one supplier.

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Recognized revenue of Lotus Robotics

(in millions of U.S. dollars, unaudited)

	Jan-Sep, 2024	Jan-Sep, 2023	%Change (YoY)
Revenue	19	6	217%
from Lotus(A)	8	4	100%
from Other Customers	11	2	450%

(A): Represent subsidiaries of the Company

Financial Highlights for the First Nine Months of 2024

●	Total revenues for the first nine months of 2024 were $653 million, a 105% YoY increase.
●	Sales of goods were $624 million, a 104% YoY increase.
●	Service revenues were $29 million, a 129% YoY increase.
●	Gross margin for the first nine months was 9%, versus 11% in the same period of 2023.
●	Gross margin of sales of goods for the first nine months of 2024 was 7%, versus 10% for the same period of 2023, mainly due to destock.
●	Gross margin of service revenues for the first nine months of 2024 was 55%, versus 28% for the same period of 2023, due to increase of high-margin technology-related income.
●	Operating loss was $598 million for the first nine months of 2024, a 18% YoY increase.
●	Net loss was $667 million for the first nine months of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was $633 million for the first nine months of 2024, a 20% YoY increase.
●	Adjusted EBITDA (non-GAAP) was a loss of $563 million for the first nine months of 2024, a 16% YoY increase.

Key Financial Results

The table below summarizes key preliminary financial results for the first nine months ended September 30, 2024.

(in millions of U.S. dollars, unaudited)

	Jan-Sep, 2024	Jan-Sep, 2023	% Change (YoY)
Revenues	653	318	105%
Cost of revenues	594	284	109%
Gross profit	59	34	75%
Gross margin (%)	9%	11%
Operating loss	(598)	(508)	18%
Net loss	(667)	(527)	27%
Adjusted net loss(A)	(633)	(527)	20%
Adjusted EBITDA(A)	(563)	(486)	16%

(A) Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Recent Developments

●	Delivery Updates: The Company delivered a total of 8,631 vehicles in the first 10 months of 2024.
●	New Technology Launched: The Company unveiled its "Hyper Hybrid EV technology" on Guangzhou Auto Show. The 900V Hyper Hybrid EV technology features an Hybrid Electric Drivetrain and dual Hyper Charging technology: Ultra-Fast Plug-In Charging and Ultra-Fast On-The-Drive Charging, both with industry leading charging speed. The Hyper Hybrid technology enables high performance, high efficiency and a flexible longer driving distance of over 1,100 kilometer.
●	Delivery of Urban NOA (Navigate on Autopilot) Service and OTA: The Company started open beta test for urban NOA in key cities in October, 2024, following the launch of highway OTA services. Certain OTA, including highway assistant driving function, has been launched in Europe.
●	Reuters Sustainability Awards 2024 : In October, the Company was awarded the Highly Commends honor at the Reuters Sustainability Awards 2024 in the Business Transformation category as the only awardee from the automotive industry.

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CEO and CFO comments

"We continued to deliver strong operational growth, with total deliveries of 7,617 units in the first nine months of 2024, up by 136% year-on-year, driven by the European market," said Mr. Qingfeng Feng, Chief Executive Officer. "We are excited to see significant progress in our intelligent driving business across the world with revenue of the business from customers other than Lotus surged to $11 million with a year-on-year growth of 450%, contributing about 2% of total revenue. We also launched Hyper Hybrid EV technology, in line with evolving market demands. We remain committed in executing ‘Win26’ Plan to drive efficiency and competitiveness, delivering sustainable value for our shareholders and investors."

"We have made continual improvement and streamlined our operations to drive efficiency, and resource optimization and achieve operating expenses reduction for four consecutive quarters." said Mr. Alexious Lee, Chief Financial Officer. "While gross margin for the first nine months of 2024 was 9%, shrinking 2 percentage points compared to the same period of 2023 due to proactive management of our inventory in response to trade protectionism, inflation impact and macroeconomic uncertainties, high margin intelligent driving business have secured $130 million of total contract value to boost future growth. We are committed to advancing the ‘Win26’ Plan target to continuously improve profitability and create long-term value."

Operating and Financial Results for the Third Quarter of 2024

●	Total deliveries[1] for the third quarter of 2024 were 2,744 units, a 54% YoY increase.
●	Total revenues for the third quarter of 2024 were $255 million, a 36% YoY increase.
●	Gross margin for the third quarter of 2024 was 3%, versus 15% for the same period of 2023.
●	Operating loss for the third quarter of 2024 was $160 million, narrowed by 2% compared with same period of 2023.
●	Net loss for the third quarter was $206 million, a 19% YoY increase.
●	Adjusted EBITDA (non-GAAP) was a loss of $182 million for the third quarter of 2024, a 18% YoY increase.

Deliveries1 by Model Type

	3Q 2024	3Q 2023	% Change (YoY)
Lifestyle SUV and Sedan	1,594	891	79%
Sportscars	1,150	891	30%
Total	2,744	1,782	54%

Key Financial Results

The table below summarizes key preliminary financial results for the third quarter in 2024.

(in millions of U.S. dollars, unaudited)

	3Q 2024	3Q 2023	%Change (YoY)
Revenues	255	188	36%
Cost of Revenues	247	160	54%
Gross profit	8	28	(70%)
Gross margin (%)	3%	15%
Operating loss	(160)	(163)	(2%)
Net loss	(206)	(174)	19%
Adjusted net loss(A)	(209)	(174)	20%
Adjusted EBITDA(A)	(182)	(154)	18%

(A) Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Conference call

Lotus Tech management will host an earnings conference call at 7:00 AM U.S. Eastern Time on Thursday, November 21 2024 (13:00 Central European Time / 20:00 China Standard Time on the same day).

There will be a live audio webcast and replay available following completion of the call on the Company’s investor relations website at https://ir.group-lotus.com/.

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For participants who wish to join the call, please complete online registration prior to the scheduled call start time using the link provided below. Upon registration, participants will receive a confirmation email with conference call access information, including dial-in numbers and a unique PIN. Participant online registration link: https://register.vevent.com/register/BI46e1ce34cf354ab39173629030b38f03

Note 1: Invoiced deliveries, including commissioned deliveries in US market.

Note 2: The amount includes payable depending on future sales volume and is therefore an estimate in nature and subject to changes.

– END –

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, including adjusted net loss and adjusted EBITDA in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. Lotus Tech defines adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property, equipment and software, and share-based compensation expenses. The Company believes that non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on non-GAAP financial measures, please see "Appendix C – Unaudited Reconciliation of GAAP and Non-GAAP Results (Adjusted net loss/Adjusted EBITDA)" set forth at the end of this press release.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com

LOTUS TECH

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Appendix A

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	September 30, 2024	December 31, 2023
	US$	US$
ASSETS
Current assets
Cash	191,300	418,941
Restricted cash	465,064	7,873
Accounts receivable – third parties, net	94,503	76,664
Accounts receivable – related parties, net	56,638	22,430
Inventories	320,834	265,190
Prepayments and other current assets – third parties, net	107,905	63,870
Prepayments and other current assets – related parties, net	57,716	28,744

Total current assets	1,293,960	883,712

Non-current assets
Restricted cash	1,542	321
Investment securities – related parties	2,011	3,326
Securities pledged to an investor	318,398	-
Loan receivable from a related party	280,808	-
Property, equipment and software, net	347,751	354,617
Intangible assets	116,520	116,360
Operating lease right-of-use assets	149,079	173,103
Other non-current assets – third parties	74,420	50,533
Other non-current assets – related parties	2,735	2,706

Total non-current assets	1,293,264	700,966

Total assets	2,587,224	1,584,678

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (Con’d)

(All amounts in thousands)

	As of
	September 30, 2024	December 31, 2023
	US$	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities
Short-term borrowings – third parties	703,130	226,772
Accounts payable – third parties	56,425	20,123
Accounts payable – related parties	492,599	340,419
Contract liabilities – third parties	48,390	44,184
Operating lease liabilities – third parties	12,423	16,760
Accrued expenses and other current liabilities – third parties	366,762	419,422
Accrued expenses and other current liabilities – related parties	231,067	290,686
Exchangeable notes	-	378,638
Mandatorily redeemable ordinary shares	105,440	-
Convertible notes - related parties	113,701	-
Convertible notes - third parties	-	20,277
Put option liabilities – related parties	18	-

Total current liabilities	2,129,955	1,757,281

Non-current liabilities
Contract liabilities – third parties	7,645	6,245
Operating lease liabilities – third parties	72,295	91,929
Operating lease liabilities – related parties	11,648	12,064
Put option liabilities – third parties	135,864	-
Put option liabilities – related parties	-	11,884
Warrant Liabilities	4,489	-
Exchangeable notes	107,423	75,678
Convertible notes - third parties	78,009	81,635
Deferred income	301,541	270,097
Other non-current liabilities – third parties	114,348	103,403
Other non-current liabilities – related parties	1,580	1,634

Total non-current liabilities	834,842	654,569

Total liabilities	2,964,797	2,411,850

LOTUS TECH

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Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (con’d)

(All amounts in thousands)

	As of
	September 30, 2024	December 31, 2023
	US$	US$
MEZZANINE EQUITY
Series Pre-A Redeemable Convertible Preferred Shares	-	184,509
Series A Redeemable Convertible Preferred Shares	-	199,021

Total mezzanine equity	-	383,530

SHAREHOLDERS’ DEFICIT
Ordinary shares	7	21
Additional paid-in capital	1,857,225	358,187
Accumulated other comprehensive income	25,615	25,267
Accumulated deficit	(2,253,891)	(1,588,773)

Total shareholders' deficit attributable to ordinary shareholders	(371,044)	(1,205,298)
Noncontrolling interests	(6,529)	(5,404)
Total shareholders' deficit	(377,573)	(1,210,702)

Total liabilities, mezzanine equity and shareholders' deficit	2,587,224	1,584,678

LOTUS TECH

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Appendix B

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss

(All amounts in thousands, except for share and per share)

	For the Nine Months Ended September 30,
	2024	2023
	US$	US$
Revenues:
Sales of goods	624,249	305,480
Service revenues	28,574	12,461
Total revenues	652,823	317,941
Cost of revenues:
Cost of goods sold	(580,820)	(275,246)
Cost of services	(12,888)	(8,947)
Total cost of revenues	(593,708)	(284,193)
Gross profit	59,115	33,748
Operating expenses:
Research and development expenses	(227,525)	(234,547)
Selling and marketing expenses	(259,804)	(191,231)
General and administrative expenses	(175,342)	(118,203)
Government grants	5,811	2,357
Total operating expenses	(656,860)	(541,624)
Operating loss	(597,745)	(507,876)
Interest expenses	(20,557)	(7,367)
Interest income	15,276	7,258
Investment income (loss), net	10,799	(1,309)
Share of results of equity method investments	(39)	(648)
Foreign currency exchange gains, net	14,963	883
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk	3,917	(15,395)
Changes in fair values of warrant liabilities	7,377	-
Changes in fair values of put option liabilities	(99,356)	(720)
Loss before income taxes	(665,365)	(525,174)
Income tax expense	(1,155)	(1,350)
Net loss	(666,520)	(526,524)
Less: Net loss attributable to noncontrolling interests	(1,402)	(7,651)
Net loss attributable to ordinary shareholders	(665,118)	(518,873)
Accretion of Redeemable Convertible Preferred Shares	(2,979)	(5,063)
Net loss available to ordinary shareholders	(668,097)	(523,936)
Loss per ordinary share[1]
—Basic and diluted	(1.05)	(1.10)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share[1]
—Basic and diluted	636,737,124	474,621,603

1 Shares outstanding for all periods reflect the adjustment for recapitalization upon the consummation of merger transaction in February 2024.

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Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss (cont’d)

(All amounts in thousands, except for share and per share)

	For the Nine Months Ended September 30,
	2024	2023
	US$	US$
Net loss	(666,520)	(526,524)

Other comprehensive income:
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes	230	(585)
Foreign currency translation adjustment, net of nil income taxes	118	24,077

Total other comprehensive income	348	23,492

Total comprehensive loss	(666,172)	(503,032)
Less: Total comprehensive loss attributable to noncontrolling interests	(1,402)	(7,587)
Total comprehensive loss attributable to ordinary shareholders	(664,770)	(495,445)

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Appendix C

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss

(All amounts in thousands, except for share and per share)

	Three Months Ended
	September 30, 2024	September 30, 2023
	US$	US$
Revenues:
Sales of goods	241,356	180,626
Service revenues	13,352	7,280
Total revenues	254,708	187,906
Cost of revenues:
Cost of goods sold	(239,938)	(155,689)
Cost of services	(6,567)	(4,596)
Total cost of revenues	(246,505)	(160,285)
Gross profit	8,203	27,621
Operating expenses:
Research and development expenses	(52,671)	(81,999)
Selling and marketing expenses	(55,530)	(72,995)
General and administrative expenses	(63,364)	(37,786)
Government grants	3,323	1,695
Total operating expenses	(168,242)	(191,085)
Operating loss	(160,039)	(163,464)
Interest expenses	(8,849)	(3,897)
Interest income	6,618	1,410
Investment income (loss), net	7,303	(4,079)
Share of results of equity method investments	(398)	(22)
Foreign currency exchange gains, net	19,392	4,502
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk	(4,884)	(2,637)
Changes in fair values of warrant liabilities	1,060	-
Changes in fair values of put option liabilities	(65,671)	(4,027)
Loss before income taxes	(205,468)	(172,214)
Income tax expense	(800)	(1,368)
Net loss	(206,268)	(173,582)
Less: Net loss attributable to noncontrolling interests	(469)	(1,872)
Net loss attributable to ordinary shareholders	(205,799)	(171,710)
Accretion of Redeemable Convertible Preferred Shares	-	(4,805)
Net loss available to ordinary shareholders	(205,799)	(176,515)
Loss per ordinary share[1]
—Basic and diluted	(0.30)	(0.37)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share[1]
—Basic and diluted	675,897,690	474,621,603

1 Shares outstanding for all periods reflect the adjustment for recapitalization upon the consummation of merger transaction in February 2024.

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Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss (con’d)

(All amounts in thousands, except for share and per share)

	Three Months Ended
	September 30, 2024	September 30, 2023
	US$	US$
Net loss	(206,268)	(173,582)

Other comprehensive income (loss):
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes	631	974
Foreign currency translation adjustment, net of nil income taxes	(294)	(10,486)

Total other comprehensive income (loss)	337	(9,512)

Total comprehensive loss	(205,931)	(183,094)
Less: Total comprehensive loss attributable to noncontrolling interests	(469)	(1,998)
Total comprehensive loss attributable to ordinary shareholders	(205,462)	(181,096)

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Appendix D

Lotus Technology Inc.

Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)

(All amounts in thousands)

	For Nine Months Ended
	September 30, 2024	September 30, 2023
	US$	US$
Net loss	(666,520)	(526,524)
Share-based compensation expenses, net of tax effect of nil[1]	33,565	-
Adjusted net loss	(632,955)	(526,524)
Net loss	(666,520)	(526,524)
Interest expenses	20,557	7,367
Interest income	(15,276)	(7,258)
Income tax expense	1,155	1,350
Share-based compensation expenses	33,565	-
Depreciation	63,153	38,650
Adjusted EBITDA	(563,366)	(486,415)

	Three Months Ended
	September 30, 2024	September 30, 2023
	US$	US$
Net loss	(206,268)	(173,582)
Share-based compensation expenses, net of tax effect of nil[1]	(2,329)	-
Adjusted net loss	(208,597)	(173,582)
Net loss	(206,268)	(173,582)
Interest expenses	8,849	3,897
Interest income	(6,618)	(1,410)
Income tax expense	800	1,368
Share-based compensation expenses	(2,329)	-
Depreciation	23,867	16,009
Adjusted EBITDA	(181,699)	(153,718)

1 Share-based compensation expenses were non-deductible expenses in accordance with the regulations of the relevant tax jurisdictions. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.